EXHIBIT 99.1

BrainsWay Reports First Quarter 2025 Financial Results and Operational Highlights

Achieved record quarterly sales of $11.5 million in Q1 2025, an increase of 27% compared to Q1 2024

Operating profit totaled $0.6 million and Adjusted EBITDA rose to $1.3 million, increasing by 519% and 81%, respectively, compared to Q1 of 2024

Shipped a record net number of Deep TMS Systems, indicating significant demand and further strengthening of relationships with enterprise accounts

Company is reiterating its full-year 2025 financial guidance, including revenue of $49 to $51 million, operating profit of 3% to 4% and Adjusted EBITDA of 11% to 12%

Conference call to be held today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, May 13, 2025 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported first quarter 2025 financial results and provided an operational update.

Recent Financial and Operational Highlights

  Revenue in the first quarter of 2025 increased 27% to $11.5 million, compared to the first quarter of 2024.
  Shipped a net total of 81 Deep TMS™ systems in the first quarter of 2025, a 42% increase compared to the 57 systems shipped in the same period last year.
  Gross margin for the first quarter of 2025 was 75%, the same as in the prior year period.
  Operating profit increased 519% in the first quarter of 2025 to $0.6 million, compared to $0.1 million for the same period in 2024.
  Adjusted EBITDA1 for the first quarter of 2025 increased 81% to $1.3 million, compared to $0.7 million for the first quarter of 2024.
  Net profit for the first quarter of 2025 increased 897% to $1.1 million, compared with $0.1 million for the first quarter of 2024.
  As of March 31, 2025, cash, cash equivalents and short-term deposits totaled $71.9 million.
  Continued progress in the Company’s randomized, multicenter U.S. clinical trial evaluating an accelerated treatment protocol for the Deep TMS system for major depressive disorder (MDD) treatment as compared with the current standard-of-care Deep TMS protocol.
  Continued progress with Israel Ministry of Defense’s Rehabilitation Department in qualifying patients with post-traumatic stress disorder (PTSD) for Deep TMS.

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1 See Adjusted EBITDA details and reconciliation table in the appendix below.

Full-Year 2025 Financial Guidance

  Reiterating full-year 2025 financial guidance, including revenue between $49 million to $51 million with an operating profit of 3% to 4% and Adjusted EBITDA of 11% to 12%.

“We continued to rapidly increase our share of the TMS market during the first quarter of 2025. The momentum in our business is being driven by growing demand and utilization of our industry-leading technology in multiple indications, including obsessive compulsive disorder (OCD) and anxious depression, as well as enhanced global sales channels. Importantly, we continue to gain traction with large enterprise customers, resulting in the opportunity for meaningful recurring revenue and a significant sales backlog,” said Hadar Levy, BrainsWay’s Chief Executive Officer.

“We see tremendous opportunities for future growth with several upcoming key catalysts, including our next-generation Deep TMS 360™ system, the expansion into new indications, and broadened and enhanced accessibility across indications supported by additional clinical data. In order to leverage these critical technology advancements, our global market presence continues to expand, and now extends across key markets including Canada, Asia, India and Europe,” concluded Mr. Levy.

Call and Webcast

BrainsWay’s management will host a conference call on Tuesday, May 13, 2025, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Tuesday, May 13, 2025, at 8:30 AM Eastern Time:

United States:	1-877-300-8521
International:	1-412-317-6026
Israel:	1-80-921-2373
Conference ID:	10198731
Webcast:	Link

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating profit and net profit, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net profit adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating profit (loss) or net profit (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net profit (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net profit (loss) and our IFRS financial results.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$71,601	$69,345
Restricted cash	271	271
Trade receivables, net	6,954	4,596
Inventory	4,680	4,426
Other current assets	1,150	1,032
	84,656	79,670
Non-Current Assets
System components	1,937	1,707
Leased systems, net	4,129	3,959
Other property and equipment, net	796	752
Right-of-use assets	5,378	5,530
Other long-term assets	3,302	2,698
	15,542	14,646
	$100,198	$94,316

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$2,104	$2,868
Deferred revenues	7,022	4,434
Liability in respect of government grants	1,341	1,293
Current maturities of lease liabilities	818	824
Other accounts payable	5,561	5,927
	16,846	15,346
Non-Current Liabilities
Deferred revenues	7,349	3,625
Liability in respect of government grants	5,380	5,803
Lease liabilities	4,747	4,800
Warrants liability	2,126	2,429
	19,602	16,657

Equity
Share capital	415	413
Share premium	158,134	157,597
Reserve for share-based payment	4,663	4,872
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(97,274)	(98,381)
	63,750	62,313
	$100,198	$94,316

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)
U.S. dollars in thousands (except per share data)

	For the three months ended March 31,
	2025	2024
	(Unaudited)
Revenues	$11,536	$9,095
Cost of revenues	2,926	2,283
Gross profit	8,610	6,812

Research and development expenses, net	2,332	1,626
Selling and marketing expenses	4,162	3,827
General and administrative expenses	1,540	1,266
Total operating expenses	8,034	6,719

Operating profit	576	93

Finance income	1,274	618
Finance Expense	586	428
Profit before income taxes	1,264	283
Income taxes	157	172
Net profit and total comprehensive profit	$1,107	$111

Basic net income per share	0.03	0.00
Diluted net income per share	$0.02	$0.00

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended March 31,
	2025	2024
	(Unaudited)
Cash flows from operating activities:
Total comprehensive profit	$1,107	$111
Adjustments to reconcile net profit to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	191	62
Depreciation of leased systems	203	255
Impairment and disposal of inventory and system components	208	251
Finance income, net	(688)	(190)
Cost of share based payment	325	305
Income taxes	157	172
Total adjustments to reconcile profit	396	855
Changes in asset and liability items:
Increase in inventory	(73)	(53)
Increase in trade receivables	(2,349)	(574)
Decrease (increase) in other current assets	(78)	264
Increase (decrease) in trade payables	(740)	150
Decrease in other accounts payable	(384)	(365)
Increase in deferred revenues	6,312	1,924
Total changes in asset and liability	2,688	1,346
Cash paid and received during the period for:
Interest paid	(98)	(11)
Interest received	913	877
Income taxes received	4	-
Total cash paid and received during the period	819	866
Net cash provided by operating activities:	5,010	3,178

Cash flows from investing activities:
Purchase of property and equipment and system components, net	(1,043)	(724)
Proceeds from sub-lease asset	-	20
Investment in deposits, net	(923)	(6)
Net cash used in investing activities	(1,966)	(710)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(638)	(532)
Repayment of lease liability	(117)	(57)
Net cash used in financing activities	(755)	(589)
Exchange rate differences on cash and cash equivalents	(33)	(17)

Increase in cash and cash equivalents	2,256	1,862
Cash and cash equivalents at the beginning of the period	69,345	10,520
Cash and cash equivalents at the end of the period	$71,601	$12,382

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	$27	$72

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net profit, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended March 31,
	2025	2024
	(Unaudited)
Net profit and total comprehensive profit	$1,107	$111

Finance income, net	(688)	(190)
Income taxes	157	172
Depreciation and amortization	191	62
Depreciation of leased systems	203	255
Cost of share based payment	325	305
Adjusted EBITDA	$1,295	$715